                    UNITED STATES OF AMERICA

          BEFORE THE SECURITIES AND EXCHANGE COMMISSION


______________________________________________
                                              :
              In the Matter of                :
                                              :
      OHIO VALLEY ELECTRIC CORPORATION        :  CERTIFICATE OF
               Piketon, Ohio                  :  NOTIFICATION
                                              :  NO. 3
                 (70-8527)                    :
                                              :
Public Utility Holding Company Act of 1935    :
______________________________________________:


     THIS IS TO CERTIFY THAT OHIO VALLEY ELECTRIC CORPORATION, in accordance with the terms and conditions of, and for the purposes represented by the Application or declaration herein, the order of the Securities and Exchange Commission with respect thereto, dated December 28, 1994, amended December 12, 1996 and March 4, 1998, made short-term note borrowings from banks during the calendar quarter ended March 31, 1998, as summarized in Exhibit A.
     This Certificate of Notification is filed pursuant to the Commission's Order in this proceeding.

                         OHIO VALLEY ELECTRIC CORPORATION


                         By:  /s/ John F. Di Lorenzo, Jr.
                                 Assistant Secretary


Dated:  April 7, 1998


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
                                                        EXHIBIT A

SHORT TERM     ISSUE     MATURITY                 INTEREST       PRINCIPAL                          MATURITY
DEBT TYPE      DATE      DATE           DAYS      RATE %         BORROWED            INTEREST       VALUE

BL             2/11/98   8/11/98        181       6.12500        $10,000,000.00      307,951.39     10,307,951.39
               2/17/98   8/17/98        181       6.13000          5,000,000.00      154,101.39      5,154,101.39
               3/19/98   9/21/98        185       6.29000          5,000,000.00      161,618.06      5,161,618.06

